OD 5/30/14

[redacted]

SECUR 14041028 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12242

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Daiwa Capital Markets America Inc.

(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Financial Square -32 Old Slip
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Yannotti — 212-612-6322
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 6/4/14

Contents of Report

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Supplementary Schedules, pursuant to CFTC Regulations.
- ☒ (p) Report of Independent Registered Public Accounting Firm on Internal Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Financial Condition and Supplementary Schedules

March 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

This Report is Deemed Public in Accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 and Regulation 1.10(g)
under the Commodity Exchange Act

Daiwa
Capital Markets

Daiwa Capital Markets America Inc.

Financial Square, 32 Old Slip, New York, NY 10005-3538

May 28, 2014

State of New York }
} ss:
County of New York }

I, the undersigned, officer of Daiwa Capital Markets America Inc., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules as of March 31, 2014, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Alexander Yannotti
Managing Director,
Chief Financial Officer and Treasurer

ALFRED S. PENNISI
Notary Public, State of New York
No. 30-4772601
Qualified in Nassau County
Certificate filed in New York County
Commission expires 9/30/2014

Subscribed and Sworn to
before me this 28th day of May 2014

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Daiwa Capital Markets America Inc.:

We have audited the accompanying statement of financial condition of Daiwa Capital Markets America Inc. (a wholly owned subsidiary of Daiwa Capital Markets America Holdings Inc.) as of March 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Daiwa Capital Markets America Inc. as of March 31, 2014 in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in Schedules I, II, III, IV and V has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, IV and V is fairly stated in all material respects in relation to the financial statement as a whole.

KPMG LLP

May 28, 2014

DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Financial Condition

March 31, 2014

(In thousands, except share data)

Assets		
Cash	$	784,721
Cash segregated for regulatory purposes		139,350
Securities purchased under agreements to resell		20,095,793
Financial instruments owned, at fair value		12,499,511
Securities borrowed		2,609,123
Receivable from brokers, dealers, and clearing organizations		700,214
Receivable from customers		30,776
Receivable from affiliates		3,593
Office furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $38,033		9,806
Exchange memberships, at cost (fair value, $2,294)		1,073
Other assets		51,192
Total assets	$	36,925,152
Liabilities and Stockholder's Equity		
Liabilities:		
Securities sold under agreements to repurchase	$	25,126,861
Financial instruments sold, but not yet purchased, at fair value		9,044,708
Payable to brokers, dealers, and clearing organizations		901,041
Payable to customers		458,365
Securities loaned		413,747
Loans payable to Parent		175,000
Payable to affiliates		55,867
Accounts payable and accrued liabilities		79,621
Total liabilities		36,255,210
Commitments, contingencies and guarantees:		
Subordinated borrowings from Parent		200,000
Stockholder's equity:		
Common stock, no par value, stated value $25,000 per share. Authorized 6,640 shares; issued and outstanding 4,000 shares		100,000
Additional paid-in capital		329,402
Retained earnings		40,540
Total stockholder's equity		469,942
Total liabilities and stockholder's equity	$	36,925,152

See accompanying notes to statement of financial condition.

(1) Organization

Daiwa Capital Markets America Inc. (the Company) is a wholly owned subsidiary of Daiwa Capital Markets America Holdings Inc. (the Parent). The Parent is a wholly owned subsidiary of Daiwa International Holdings Inc. (Daiwa Tokyo), a Japanese holding company, whose ultimate parent is Daiwa Securities Group Inc. (Daiwa Group).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company is registered as a futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), and is a clearing member of principal commodity exchanges in the United States. The Company's activities include brokerage, trading of various securities primarily in U.S. and Japanese markets, and investment banking. The Company is also a primary dealer in U.S. government and agency securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), which requires management to make estimates and assumptions that may affect the amounts reported in the statement of financial condition and accompanying notes. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported and disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) Collateralized Financing Transactions

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These transactions are carried at their contract price plus accrued interest. Reverse repurchase agreements and repurchase agreements with the same counterparty and same maturity are presented net in the statement of financial condition when the requirements of Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 210-20-45-11, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*, are met.

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities

borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company.

(c) *Financial Instruments*

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures*. Principal transactions in regular-way trades, commission revenues, and related expenses are recorded on a trade-date basis.

Amounts receivable and payable for regular-way securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition.

(d) *Office Furniture, Equipment, and Leasehold Improvements*

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives which are generally from 3 to 5 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the related lease.

(e) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by the Parent. In accordance with the tax sharing agreement, the Parent allocates to the Company its proportionate share of the consolidated federal and combined state and local tax liabilities on a separate-company basis.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in accordance to ASC 740-10, *Accounting for Uncertainty in Income Taxes*. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(f) *Goodwill*

Goodwill is the excess of purchase price over the fair value of net identifiable assets acquired. Goodwill is reviewed for impairment annually, or whenever events or circumstances suggest that it may be more likely than not that a reduction of fair value of the reporting unit below its carrying amount has occurred. During year ended March 31, 2013, the Company changed the date as of which

it performs its annual test of impairment of goodwill to the last day in February in order to align the timing with year-end financial reporting.

In July 2012, the FASB issued ASU 2012-02, *Intangibles – Goodwill and Other (Topic 350)*. The ASU permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, *Intangibles – Goodwill and Other – General Intangibles Other than Goodwill*. The more-likely than-not threshold is defined as having a likelihood of more than 50%.

(g) Recent Accounting Pronouncements

In July 2013, the FASB issued an ASU 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss(NOL) Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (Topic 740)*. The ASU requires an entity to present the unrecognized tax benefit as a reduction of the deferred tax asset for an NOL or tax credit carryforward whenever the NOL or tax credit carryforward would be available to reduce the additional taxable income or tax due if the tax position is disallowed. However, the ASU requires an entity to present an unrecognized tax benefit on the balance sheet as a liability if certain conditions are met. The new guidance is effective for annual and interim reporting period beginning on and after December 15, 2014 (April 1, 2014 for the Company). The new guidance is not expected to impact the Company's unrecognized tax benefit liability upon adoption.

(3) Cash Segregated for Regulatory Purposes

Cash of $9,250,000 is segregated in accordance with the Commodity Exchange Act. This balance represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $130,100,000 is segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

(4) Securities Purchased and Sold under Agreements to Resell and Repurchase

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are recorded at contract price plus accrued interest. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. As of March 31, 2014, the Company has accepted securities with market values of approximately $33.3 billion under resale agreements and pledged securities with market values of approximately $38.1 billion under repurchase agreements, prior to the application of ASC 210-20-45-11, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. The securities pledged are made up of securities received from resale agreements, borrow transactions, and from proprietary securities. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under ASC 210-20-45-11. At March 31, 2014, the Company's assets and liabilities were netted by approximately $12.8 billion as a result of the application of ASC 210-20-45-11.

As of March 31, 2014, the Company has the right to sell or repledge substantially all of the securities it has received under its resale agreements. Of this amount, substantially all were repledged as of March 31, 2014. These repledged securities have been used in the normal course of business.

(5) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions and are recorded at the amount of cash or securities collateral advanced or received by the Company. Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return these securities. At March 31, 2014, the Company did not have any transactions where noncash collateral was received. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of March 31, 2014, the Company has received securities with a market value of approximately $2.6 billion related to its securities borrowed transactions and pledged approximately $376.5 million related to its securities loaned transactions.

As of March 31, 2014, the Company has the right to sell or repledge substantially all of the securities it has received under its securities borrowed transactions. The Company repledged substantially all of these securities as of March 31, 2014. These repledged securities have been used in the normal course of business.

(6) Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

At March 31, 2014, financial instruments owned and financial instruments sold, but not yet purchased, at fair value consisted of the following (in thousands):

Financial instruments owned, at fair value:		
U.S. government and agency obligations	$	9,893,419
U.S. government agency mortgage-backed obligations		2,515,919
Corporate bonds		75,197
Forward contracts		12,301
Equities		2,515
Options		160
	$	12,499,511
Financial instruments sold, but not yet purchased, at fair value:		
U.S. government and agency obligations	$	7,858,776
U.S. government agency mortgage-backed obligations		1,151,528
Corporate bonds		25,551
Forward contracts		7,748
Equities		1,005
Options		100
	$	9,044,708

The Company's counterparties to its collateralized financing transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities. As of March 31, 2014, the Company has pledged approximately $10.6 billion of proprietary financial instruments owned related to the Company's collateralized financing transactions.

Derivative Financial Instruments

A summary of the Company's derivative instruments which are included in financial instruments owned and financial instruments sold in the accompanying statement of financial condition, executed through regulated exchanges and over-the-counter (OTC) markets, at contract or notional amounts, together with their fair values at March 31, 2014, is presented in the table below (in thousands). Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instruments, they are not indicative of potential loss.

		Derivative assets		Derivative liabilities	
Derivative contract type		Notional amount	Fair value	Notional amount	Fair value
Forward contracts	$	7,414,461	12,301	4,539,829	7,748
Options		275,000	160	275,000	100
Total	$	7,689,461	12,461	4,814,829	7,848

Substantially all of the Company's derivative transactions are entered into for trading purposes or to facilitate customer transactions. The Company does not apply hedge accounting ASC 815 (*Derivatives and Hedging*) to any of its derivative transactions.

Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions and the availability, reliability, and observability of valuation inputs.

(a) Fair Value Hierarchy

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date. Level 1 measurements include most U.S. government and government agency securities, equity securities, and exchange-traded derivatives.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 measurements may include U.S. government agency securities, U.S. government agency mortgage-backed obligations, corporate bonds, and most OTC derivatives.

Level 3: Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 inputs are estimates or assumptions that management expects market participants would use in determining the fair value of the asset or liability. In determining the appropriate measurement levels, the Company would perform analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy. At March 31, 2014, the Company did not hold any Level 3 assets or liabilities that are measured at fair value on a recurring basis.

The following table summarizes the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at March 31, 2014 (in thousands):

	Fair value measurement			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
U.S. government and agency obligations	$ 9,893,419	—	—	9,893,419
U.S. government agency mortgage-backed obligations	—	2,515,919	—	2,515,919
Corporate bonds	—	75,197	—	75,197
Forward contracts	—	12,301	—	12,301
Equities	2,515	—	—	2,515
Options	160	—	—	160
Financial instruments owned, at fair value	$ 9,896,094	2,603,417	—	12,499,511

	Fair value measurement			
	Level 1	Level 2	Level 3	Total
Liabilities:				
U.S. government and agency obligations	$ 7,858,776	—	—	7,858,776
U.S. government agency mortgage-backed obligations	—	1,151,528	—	1,151,528
Corporate bonds	—	25,551	—	25,551
Forward contracts	—	7,748	—	7,748
Equities	1,005	—	—	1,005
Options	100	—	—	100
Financial instruments sold, but not yet purchased, at fair value	$ 7,859,881	1,184,827	—	9,044,708

There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended March 31, 2014.

The following table presents for each level within the fair value hierarchy, the Company's nonrecurring fair value measurements during the year ended March 31, 2014 (in thousands):

		Nonrecurring fair value measurements during the reporting period using		
	Fair value	Level 1	Level 2	Level 3
Goodwill	$ 27,452	—	—	27,452

In accordance with ASC Subtopic 350-20, goodwill was written down to its implied fair value resulting in an impairment. (See footnote 18)

(b) Valuation Techniques for Major Assets and Liabilities

Debt and Equity Securities

Where available, debt and equity securities are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities where possible. The fair value measurements for Level 2 U.S. government agency mortgage-backed obligations are primarily determined or validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying collateral. The fair value measurements for Level 2 corporate bonds are based on quoted market prices but trade in markets that are not considered to be active. The

Company will determine whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources.

Derivatives

Exchange-traded derivatives are valued using quoted prices. OTC derivatives, such as forward contracts, are valued using a models-based approach. Fair value is calculated using market and credit based inputs to models based on information that includes contractual terms, market prices, credit ratings, and other observable inputs. The models also adjust for the present value of cash flows, when necessary. All inputs into the calculation of the fair value of these derivatives are observable in the market.

Fair Value of Other Financial Instruments

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, loans payable, and subordinated borrowings are stated at their contract values. The contract value for these financial instruments is considered to approximate fair value, as they are short-term in nature, bear interest at current market rates, and/or are subject to frequent repricing.

(7) Offsetting of Collateralized Financing Transactions and Derivative Positions

All reverse repurchase agreements and repurchase agreements are subject to master repurchase agreements. These agreements are reported net by counterparty when permitted under ASC 210-20-45-11. Derivatives contracts, such as forward contracts, are presented net by counterparty when permitted under ASC 815-10-45. This requires a legal right of set-off under enforceable netting agreements.

The following table provides information about assets and liabilities that are subject to offset as of March 31, 2014 (in thousands):

		(i) Gross amounts	(ii) Gross amounts offset in the statement of financial condition (1)	(iii) = (i) – (ii) Net amounts presented in the statement of financial condition	(iv) Gross amounts not offset: Financial instruments (2)	(iv) Gross amounts not offset: Cash collateral received	(v)=(iii)-(iv) Net amount (3)
Assets:							
Forward contracts	$	14,944	(2,643)	12,301	—	—	12,301
Securities borrowed		2,609,123	—	2,609,123	2,573,922	—	35,201
Securities purchased under agreements to resell		32,907,128	(12,811,335)	20,095,793	20,082,426	3,862	9,505
Total	$	35,531,195	(12,813,978)	22,717,217	22,656,348	3,862	57,007
Liabilities:							
Forward contracts	$	10,391	(2,643)	7,748	—	—	7,748
Securities loaned		413,747	—	413,747	376,538	—	37,209
Securities sold under agreements to repurchase		37,938,196	(12,811,335)	25,126,861	25,104,916	12,451	9,494
Total	$	38,362,334	(12,813,978)	25,548,356	25,481,454	12,451	54,451

(1) Represents recognized amount of resale and repurchase agreements with counterparties subject to legally enforceable netting agreements that meet the applicable netting criteria as permitted by U.S. GAAP.
(2) Represents securities received or pledged to cover financing transaction exposures.
(3) Represents the amount of our exposure that is not collateralized/covered by pledged collateral.

(8) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

At March 31, 2014, amounts receivable from and payable to brokers, dealers, and clearing organizations consisted of the following (in thousands):

Receivable from brokers, dealers, and clearing organizations:		
Securities failed to deliver	$	666,147
Clearing organizations		26,789
Other		7,278
	$	700,214
Payable to brokers, dealers, and clearing organizations:		
Securities failed to receive	$	610,713
Net payable for trades pending settlement		275,563
Clearing organizations		13,385
Other		1,380
	$	901,041

(9) Receivable from and Payable to Customers

Receivable from and payable to customers primarily relate to securities and futures transactions. These receivables are typically collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition.

(10) Loans Payable

Loans payable primarily consists of a revolving loan facility with an outstanding balance of $175,000,000 which bears interest at a rate of 0.40% with the Parent. This loan is primarily used to finance the Company's securities operations.

(11) Subordinated Borrowings

As of March 31, 2014, the Company had two subordinated notes payable to the Parent of $50,000,000 and $150,000,000, which are due on April 3, 2016 and April 30, 2016, respectively. Both of the notes are treated as equity for the purposes of calculating net capital, as defined under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act (Rule 15c3-1). Repayment of the notes is contingent upon the Company being compliant with certain net capital requirements of both the Securities and Commodity Exchange Acts. The loan agreements state that, unless notification made by the lender or the Company thirteen months prior to the scheduled maturity dates currently in effect, the maturity date for each loan will be automatically extended by an additional year.

Each of the notes bears interest at rates based on the London InterBank Offered Rate (LIBOR) plus 25 basis points. These liabilities are subordinated to the claims of general creditors of the Company and have been approved as regulatory capital and, accordingly, are included as net capital by the Company in computing net capital under Rule 15c3-1.

(12) Commitments, Contingencies, and Guarantees

The Company leases and subleases office space under noncancelable lease agreements expiring at various dates through the year ending March 31, 2027. Minimum rentals under these lease agreements are approximately as follows (in thousands):

	Occupancy leases	Subleases
Year ending March 31:		
2015	$ 7,495	364
2016	7,451	364
2017	7,776	391
2018	7,989	400
2019	7,833	400
Thereafter	61,040	3,083

The Company is involved in litigation arising in the normal course of business. It is management's opinion that these actions will not have a material adverse effect on the financial condition of the Company. Also,

as a registered broker-dealer and futures commission merchant, the Company is subject to periodic regulatory examinations which may result in adverse judgments or fines. Management believes there are no litigation or examinations that will have a material adverse effect on the financial condition of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to deposit collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, it is management's opinion that the potential for the Company to be required to make payments under such guarantees is remote.

The Company had commitments to enter into forward secured financing transactions, including certain repurchase and reverse repurchase agreements, of $2,214,544,000 and $1,094,702,000, respectively, at March 31, 2014.

(13) Income Taxes

The significant components of the Company's net deferred tax assets included in other assets in the accompanying statement of financial condition at March 31, 2014 are as follows (in thousands):

Deferred tax assets:		
Depreciation	$	2,070
Deferred rent		6,074
Capital loss carryforward		6,842
Goodwill		9,729
Other		4,594
Total gross deferred tax assets		29,309
Less valuation allowance		29,309
Net deferred tax assets	$	—

The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. Based on the evidence considered, the Company has determined that it is not more-likely than-not that these assets will be realized and therefore has recorded a full valuation allowance against these assets at March 31, 2014. The net change in the total gross deferred tax assets was an increase of $14,644,000 offset by an increase in the valuation allowance by the same amount.

The Company's capital loss carryforward will begin to expire as of December 15, 2017 and thereafter.

Major taxing jurisdictions for the Company and tax years for each that remain subject to examination are as follows:

U.S. Federal	March 31, 2011 and later
New York State	March 31, 2011 and later
New York City	March 31, 2011 and later

(14) Related Party Transactions

In the normal course of business, the Company's operations include significant transactions conducted with affiliate entities. Such transactions are governed by contractual agreements between the Company and its affiliates. The following table sets forth the Company's related party assets and liabilities as of March 31, 2014 (in thousands):

Assets:		
Securities purchased under agreements to resell	$	7,031,547
Financial instruments owned, at fair value		16
Securities borrowed		108,635
Receivable from brokers, dealers, and clearing organizations		3,043
Receivable from affiliates		3,593
Other assets		104
Liabilities:		
Securities sold under agreements to repurchase	$	347,340
Financial instruments sold, but not yet purchased, at fair value		23
Payable to brokers, dealers, and clearing organizations		2,393
Payable to customers		433,070
Securities loaned		55,907
Loans payable to Parent		175,000
Payable to affiliates		55,867
Accounts payable and accrued liabilities		3,300
Subordinated borrowings from Parent	$	200,000

(15) Retirement Plan

All local employees are eligible for participation in the Company's retirement plan (the Plan) after six months of service. The Plan, established on June 1, 1985 and amended on October 1, 1989, is a profit-sharing plan qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and includes a cash or deferred arrangement qualifying under Sections 401(k) and (m) of the Code. The Company contributes 3% of the employees' earnings as defined by the Plan. Additional amounts of earnings can be contributed by management at its discretion.

(16) Off-Balance-Sheet Market Risk and Concentrations of Credit Risk

(a) Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities and foreign currencies. Commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument.

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with its custodian. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional cash or securities.

The Company records all contractual commitments involving future settlement at fair value.

Derivative financial instruments are used for trading purposes. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable/payable to brokers, dealers, and clearing organizations. Options are recorded at fair value in the statement of financial condition. Fair value of the options is the unrealized gain or loss on the contract and is recorded in financial instruments owned and financial instruments sold, but not yet purchased. OTC derivatives are recorded at fair value in the statement of financial condition. Pricing models, using a series of market inputs, determine fair value. The fair value of OTC derivatives is recorded in financial instruments owned.

(b) Concentrations of Credit Risk

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations, and the value and monitoring of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight and monitoring.

The Company regularly transacts business with, and owns securities issued by, a broad range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates. The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of

credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations of credit risk arise principally from financial or contractual commitments involving future settlements, fixed-income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties. North America and the Pacific Rim represent the largest concentrations geographically. Among types of industries, U.S. based and international financial institutions represent the largest group of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

(17) Net Capital Requirements

The Company is a registered U.S. broker-dealer and FCM subject to Rule 15c3-1 and Regulation 1.17 of the Commodity Exchange Act, which specify uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to use the alternative method of computing net capital, as permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the excess margin collected on reverse repurchase transactions, plus the greatest of:

a. $1,500,000;

b. 2% of aggregate debit balances arising from customer transactions, as defined; or

c. 8% of customer risk maintenance margin requirements and 8% of noncustomer risk maintenance margin requirements pursuant to the Commodity Exchange Act and the regulations thereunder.

The Company is also subject to the minimum net capital requirements of all self-regulatory organizations of which it is a member. The Company is a clearing member of the Chicago Mercantile Exchange (CME), which requires all clearing members to maintain minimum net capital of $5,000,000. Additionally, equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than the greatest of 120% of the greater of (a) and (c) above, or 5% of aggregate debit items. At March 31, 2014, the Company had net capital of $557,327,000 which was $547,942,000 in excess of the minimum net capital required under Rule 15c3-1.

(18) Goodwill

In June 2013, the Company wound down its convertible bond trading business. The Company performed a goodwill impairment test on its sales and trading division. The estimated fair value of the reporting unit was less than its book value and management determined that the goodwill balance was impaired. Accordingly, step two of the goodwill impairment test was completed. The carrying amount of goodwill for the year ended March 31, 2014 is as follows (in thousands):

Balance as of March 31, 2014		
Gross goodwill		27,452
Accumulated impairment losses		(27,452)
Net goodwill as of March 31, 2014	$	—

(19) Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through May 28, 2014, the date at which the statement of financial condition was available to be issued, and determined that there are no other items to disclose.

Schedule I

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

March 31, 2014

(In thousands)

Total ownership equity (from statement of financial condition)	$	469,942
Total ownership equity qualified for net capital		469,942
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		200,000
Total capital and allowable subordinated liabilities		669,942
Deductions and/or charges:		
Nonallowable assets		22,466
Aged fail-to-deliver		93
Commodity futures contracts and spot commodities proprietary capital charges		526
Other deductions and/or charges		46,851
Total deductions and/or charges		69,936
Other additions and/or allowable credits (list)		—
Net capital before haircuts on securities positions		600,006
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Trading and investment securities:		
U.S. and Canadian government obligations		40,546
Corporate obligations		1,581
Stocks and warrants		415
Options		—
Other		137
		42,679
Net capital		557,327
Computation of alternate net capital requirement:		
2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits		9,385
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		1,500
Net capital requirement		9,385
Excess net capital	$	547,942
Percentage of net capital to aggregate debits		119%
Percentage of net capital, after anticipated capital withdrawals, to aggregate debits		119
Net capital in excess of the greater of:		
5% of combined aggregate debit items or 120% of minimum net capital requirement	$	533,865

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 24, 2014.

See accompanying report of independent registered public accounting firm.

(Continued)

Schedule I

DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Schedule of Nonallowable Assets

March 31, 2014

(In thousands)

Nonmarketable securities	$	299
Receivable from brokers, dealers, and clearing organizations		641
Receivable from affiliates		3,593
Office furniture, equipment, and leasehold improvements		9,806
Receivable from customers		1,338
Exchange memberships		1,073
Other		5,716
Total nonallowable assets	$	22,466

The above schedule does not differ materially from the amounts included in the Company's FOCUS Form X-17A-5 Part II filed on April 24, 2014.

See accompanying report of independent registered public accounting firm.

Schedule II

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Computation for Determination of Customer Account Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

March 31, 2014

(In thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	485,504
Customers' securities failed to receive		2,370
Credit balances in firm accounts which are attributable to principal sales to customers		5,881
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		579
Total credits	$	494,334
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	$	8,370
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		444,388
Failed to deliver of customers' securities not older than 30 calendar days		10,274
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		6,202
Aggregate debit items		469,234
Less 3% (for alternative method only – see Rule 15c3-1(a)(1)(ii))		(14,077)
Total 15c3-3 debits	$	455,157
Reserve computation:		
Excess of total debits over total credits	$	—
Excess of total credits over total debits		39,177
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		—
Amount held on deposit in "Reserve Bank Account(s)" at the end of reporting period	$	130,000
Amount of deposit (or withdrawal)		—
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$	130,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 24, 2014.

See accompanying report of independent registered public accounting firm.

(Continued)

Schedule II

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Computation for Determination of PAB Account Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

March 31, 2014

(In thousands)

Credit balances:		
Free credit balances and other credit balances in PAB security accounts	$	23
PAB securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to PAB		—
Market value of short securities and credits (not to be offset by longs or by debits)		—
in all suspense accounts over 30 calendar days		—
Total PAB credits	$	23
Debit balances:		
Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	$	—
Securities borrowed to effectuate short sales by PAB and securities		—
borrowed to make delivery on PAB securities failed to deliver		—
Failed to deliver of PAB securities not older than 30 calendar days		—
Margin required and on deposit with the Options Clearing Corporation for all		—
option contracts written or purchased in PAB accounts		—
Total PAB debits	$	—
Reserve computation:		
Excess of total PAB debits over total PAB credits	$	—
Excess of total PAB credits over total PAB debits		23
Excess debits in customer reserve formula computation		—
PAB reserve requirement		23
Amount held on deposit in "Reserve Bank Account(s)" at the end of reporting period	$	100
Amount of deposit (or withdrawal)		—
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$	100

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 24, 2014.

See accompanying report of independent registered public accounting firm.

DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

March 31, 2014

(In thousands)

Information of possession or control requirements under Rule 15c3-3:		
State the market valuation and the number of items of:		
Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$	—
Number of items		
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	—
Number of items		

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 24, 2014.

See accompanying report of independent registered public accounting firm.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Computation of CFTC Minimum Net Capital Requirement

March 31, 2014

(In thousands)

Net capital required:		
A. Risk-based requirement		
i. Amount of customer risk maintenance margin requirement	$	433
ii. Enter 8% of line A.i		35
iii. Amount of noncustomer risk maintenance margin requirement		3,280
iv. Enter 8% of line A.iii		262
v. Add lines A.ii and A.iv.	$	297
B. Minimum dollar amount requirement	$	1,000
C. Other NFA requirement		—
D. Minimum CFTC net capital requirement. Enter the greatest of lines A, B, or C	$	1,000
Note: If amount on Line D is greater than minimum net capital requirement computed on Schedule I then enter this greater amount on Schedule I. The greater amount required by SEC or CFTC is the minimum net capital requirement.		
CFTC early warning level	$	1,500

Note: If the minimum CFTC Net Capital Requirement computed on Line D is the:
(1) Risk based requirement, enter 110% of Line A or
(2) Minimum dollar amount requirement of $1,000, enter 150% of line B or
(3) Other NFA requirement, enter 150% of Line C.

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 24, 2014.

See accompanying report of independent registered public accounting firm.

(Continued)

Schedule IV

DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Segregation Requirements and Funds in Segregation
for Customers Trading on U.S. Commodity Exchanges

March 31, 2014

(In thousands)

Segregation requirements (Section 4d(2) of the Commodity Exchange Act):		
Net ledger balance:		
Cash	$	3,835
Securities (at market)		—
Net unrealized profit (loss) in open futures contracts traded on a contract market		159
Exchange traded options:		
Add market value of open option contracts purchased on a contract market		—
Deduct market value of open option contracts granted (sold) on a contract market		—
Net equity (deficit)		3,994
Accounts liquidating to a deficit and accounts with debit balances – gross amount		
Less amount offset by customer owned securities		—
Amount required to be segregated		3,994
Funds in segregated accounts:		
Deposited in segregated funds bank accounts:		
Cash		8,962
Securities representing investments of customers' funds (at market)		—
Securities held for particular customers or option customers in lieu of cash (at market)		—
Margins on deposit with derivatives clearing organizations of contract markets:		
Cash		441
Securities representing investments of customers' funds (at market)		—
Securities held for particular customers or option customers in lieu of cash (at market)		—
Net settlement from (to) derivatives clearing organizations of contract markets		71
Exchange traded options:		
Value of open long option contracts		—
Value of open short option contracts		—
Net equities with other FCMs:		
Net liquidating equity		—
Securities representing investments of customers' funds (at market)		—
Securities held for particular customers or option customers in lieu of cash (at market)		—
Segregated funds on hand		—
Total amount in segregation		9,474
Excess (deficiency) funds in segregation	$	5,480
Management target amount for excess funds in segregation	$	3,994
Excess(deficiency)funds in segregation over(under) management target amount excess	$	1,486

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 24, 2014.

See accompanying report of independent registered public accounting firm.

Schedule V

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Secured Amounts and Funds Held in Separate Accounts
for Foreign Futures and Foreign Options Customers
Pursuant to Commission Regulation 30.7

March 31, 2014

(In thousands)

Funds deposited in separate regulation 30.7 accounts:		
Cash in banks:		
Banks located in the United States	$	287
		287
Securities:		
In safekeeping with banks located in the United States		—
		—
Equities with registered futures commission merchants:		
Cash		341
Securities		—
Unrealized gain (loss) on open futures contracts		—
Value of long option contracts		—
Value of short option contracts		—
		341
Amounts held by members of foreign boards of trade:		
Cash		—
Securities		—
Unrealized gain (loss) on open futures contracts		—
Value of long option contracts		—
Value of short option contracts		—
		—
Total funds in separate section 30.7 accounts	$	628
Management target amount for excess funds in separate section 30.7 accounts	$	—
Excess (deficiency) funds in separate 30.7 accounts over (under) management target	$	628

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 24, 2014.

See accompanying report of independent registered public accounting firm.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

The Board of Directors
Daiwa Capital Markets America Inc.:

In planning and performing our audit of the financial statements of Daiwa Capital Markets America Inc. (a wholly owned subsidiary of Daiwa Capital Markets America Holdings Inc.) (the Company), as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

KPMG

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at March 31, 2014, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 28, 2014